Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of Virtus Global Multi-Sector Income Fund was held on June 2, 2016. The meeting was held for purposes of electing one (1) nominee to the Board of Trustees.

   The results were as follows:

Election of Trustee
                   Votes For        Votes Withheld
Thomas F. Mann     9,207,567          676,600

      Based on the foregoing, Thomas F. Mann was re-elected as Trustee. The Fund's other Trustees who continue in office are George R, Aylward, Philip R. McLoughlin, William R. Moyer and
James M. Oates.